Mail Stop 0409
October 1, 2004


Ian Morris
Chief Executive Officer
HouseValues, Inc.
15 Lake Bellevue Drive, Suite 100
Bellevue, Washington 98005

Re:	HouseValues, Inc.
	Registration Statement on Form S-1
Registration No. 333-118740
Filed September 1, 2004

Dear Mr. Morris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the courtesy copy version of your Form S-1 filed on September 1, 2004.

Form S-1

General

1. Please tell us the exemption from registration relied upon for each of the following transfers and the facts relied upon to make the exemption available:

* We note that on page 65 you disclose that on April 22, 2004, Mr. Powell, your founder and Chairman of the Board, and the holders of Series B convertible preferred stock that elected to purchase or sell shares of common stock under the Co-Sale Agreement transferred an aggregate of 6,960,314 shares of common stock to William Blair Capital Partners.

* We note that on January 29, 2002, Mr. Powell sold 700,000 shares of common stock to Second Avenue Partners and certain other holders of your Series A and Series B convertible preferred stock for $1,400,000.

2. Please provide supplementally copies of any graphics, charts, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff`s review of those items.

3. Please avoid using the term "solution" as it is jargon. Without identifying a problem or question, the term "solution" is abstract and should be replaced by a more concrete term or terms. Instead of using the term solution, please replace the term with a description of your actual products and services. We specifically note your description of your business in the summary and throughout as an "innovative marketing solution." Due to its vagueness, the term "solution" is unhelpful to investors and does not adequately describe any product or service. Please revise to eliminate your use of the word "solution" throughout the prospectus.

4. We note that you cite data from REAL Trends, Borrell Associates, National Association of Realtors and Hebert Research throughout the prospectus. Please provide us with supporting evidence, such as a copy of the published report or study, for this information and highlight the specific information that you relied upon for the disclosure. Also, please tell us whether any of the reports were prepared specifically for you. If so, tell why you have not named the preparers as experts and included their consents pursuant to Rule
436. Since you commissioned Hebert Research to provide you with the 2004 Survey, it appears that Hebert should be named as an expert and you should file an expert`s consent as an exhibit to this registration statement.

Prospectus Summary
Our Company, page 1

5. We note your disclosure on page 46 appears to state that nearly all personalized coaching and training instruction sessions are provided to your agent customers over the telephone except for potentially your In-Market Training Seminars. In light of this disclosure, please revise to clarify that nearly all of your coaching and training services are conducted over the telephone or online.

6. Briefly outline the components of the "Market Leader online prospect management system integrated offering." Without more specificity describing the software and web site lead tracking components of Market Leader, the present description of this tool may be confusing and too vague to investors.

7. Please briefly discuss how you generate revenues from your operations, i.e. your short-term subscription service contracts to provide homebuyer and seller leads to real estate agents.

Our Solution, page 1

8. We note your disclosure on page 45 appears to state that your agent customers, not you, provide the free comparative market
analysis/estimates of a home`s current value.   Please revise to
explain this fact here and whether you serve any role in preparing the estimate. Also, briefly explain whether you conduct any due diligence when selecting your agent customers. For example, do your agent customers hold certified appraiser credentials? Do you conduct criminal or other background checks of these real estate agents who you provide the personal information of those homebuyers and sellers visiting your web site?

Our Strategy, page 2

9. Please revise the fourth bullet point to briefly describe the "related markets" into which you intend to extend your business. We note your competitor, InterActiveCorp., recently expanded its business when it announced its intent to acquire ServiceMagic, an online home services company. Is this type of related market you intend to enter?

Company Information, page 2

10. Please list your other registered trademarks or trade names, such as "JustListed.com" and "Market Leader." Supplementally, please tell us whether you use the trademarks, trade names or service marks of other companies to sell your services. If so, please tell us whether you have sought and been granted permission to use these trademarks.

The Offering
Use of Proceeds, page 3

11. Please revise to describe with more specificity what portion of the proceeds will be used for your listed purposes. Item 504 of Regulation S-K requires that you provide an estimate for the multiple uses of proceeds to convey. Further, confirm that the listed order in the prospectus reflects your order of priority for using these net proceeds. For example, consider the amount of the net proceeds you will allocate to:

(1) expansion of operations;
(2) capital expenditures;
(3) future working capital;
(4) general corporate purposes; and
(5) acquisition or investment of businesses, products or technologies that are complimentary to your own.

Please further revise to disclose the specific uses of the proceeds designated as "general corporate and working capital," given that your business plan appears to focus primarily on the expansion of your operations. Similarly, revise your disclosure on page 21.

Risk Factors, page 6

General

12. Revise to eliminate mitigating language from the risk factor section. Mitigating language directly counters the point of disclosing the risk and is therefore inappropriate for this section of disclosure. For example, please revise to delete the following dependent clauses:
* "Although we endeavor to train and provide tools to agent customers" and ending "client satisfactions." (Our brand could be harmed if agent customers . . ., page 13);
* "Although we have not experienced any material security breaches to date" (Our reputation and customer service offerings may be harmed by security breaches, page 16); and
* "Although our management currently intends to use the net proceeds in the manner described in "Use of Proceeds" (Our management has broad discretion in the use of the net proceeds from this offering many not use them effectively, page 19).

Our operating results are subject to fluctuations that may cause our stock price to decline, page 6

13. We note your statement in the first sentence of the second paragraph concerning investors and securities analysts. Please revise to delete you reference to securities analysts. In addition, on a supplemental basis, please tell us whether you have had any discussions with securities analysts about covering your stock following the completion of the IPO, the extent of these conversations and whether you are currently aware of any analysts that intend to cover your stock following the IPO. Similarly, revise the first bullet point of the first full risk factor on page 18.

We may be unable to compete successfully with our current or future competitors, page 7

14. Please revise to generally describe the barriers to entry, which you refer to as low. For example, clarify whether you are referring to the financial cost of entering into your online market, the technological expertise needed or the ability to attract clients from the fragmented real estate agent industry.

Any failure to increase the number of our customers would harm our business, page 8

15. It appears that you believe you will be able to estimate when you have approached the majority of residential real estate agents. Please clarify what percentage of real estate agents you believe you have currently approached to join subscribe as clients, i.e. the percentage or extent of your market penetration.

Any failure to retain agent customers could harm our business, page 8

16. We note your statement that you have occasionally failed to deliver the guaranteed minimum number of leads to your customers. We further note your disclosure on page 28 stating that during the first half of 2004, you were unable to deliver approximately 3% of your
total lead obligations to customers.   Please revise this risk factor
to state the percentage of total lead obligations you were unable to deliver for fiscal year ended 2003 and for the six months ended June 30, 2004.

We experience high turnover of agent customers and have a limited ability to predict the rate of contract extensions, page 8

17. We note your statement that in the past, you have experienced
high termination rates.   Please revise your disclosure to provide
one or two key reasons why customers have not extended their initial contracts.

18. In the fifth sentence, you refer to "many" of your customers that use the JustListed service are still in their initial contract terms. Please revise to quantify the number of customers in their initial term.

Prospective home buyers and sellers may be reluctant to sign up for our services due to general privacy concerns, page 10

19. Supplementally, please tell us whether you have experienced any material adverse events, such as a misappropriation of third-party information or other like events.

20. Please revise the text of this risk factor to describe the specific type of "adverse judicial determinations" that would place prospective homebuyer and seller personal information at risk.

We collect personally identifiable information from prospective homebuyers and sellers and evaluate the use of our Market Leader prospect management system . . ., page 10

21. Revise to list the "other" types of information, other than personal information, that you collect from prospective homebuyers, sellers and agents.

22. If you believe your published privacy statement is material to how you conduct your operations, where you deem appropriate, revise your prospectus to include a summary of the material terms of this policy.

23. Supplementally, please tell us whether in the past you acted inconsistently with the terms of your privacy statement or privacy laws. If so, please tell us whether any material adverse events to your operations originated from such actions.

24. Please tell us on a supplemental basis whether you disclose, homebuyer or seller personal or other information to third parties other than real estate agents. If so, who do you share this information? For what reasons do you share such information? Do you receive compensation for sharing these lists?

The value of our products and services could be diminished if anti-spam software filters out email we send, page 10

25. Please revise your disclosure to clearly state, if true, that a portion of the email you send out to homebuyers and sellers on behalf of agents and email you send out to attract real estate agent customers is unsolicited or spam.

Our JustListed service is enhanced by our access to real estate multiple listing services provided by third parties that we do not control, page 11

26. Please consider clarifying what you mean by the "selected" markets serviced by your subsidiary Soar Solutions. Does Soar
Solutions service 10 or 100 markets? Specific regional markets? Major metropolitan markets?

Decreases in agent acquisition or retention may not be immediately reflected in our operating results, page 11

27. Supplementally, please tell us how long, duration in months or quarters, you believe that your financial statements may not accurately reflect your operating results due to a decrease of real estate agent customers.

If we fail to comply with the various laws and regulations that govern the real estate industry, our business may be harmed, page 11

28. We note your statement that you may not have always been in compliance with each of these requirements. To your knowledge, please tell us whether you believe you have materially failed to comply with these rules and regulations including RESPA.

Changes in real estate laws and regulations and the rules of industry organizations could harm our business, page 11

29. Please revise the risk factor caption to include the specific harm that could be caused to your operations from a change in the real estate laws.


We depend on key personnel and cannot assure you that these employees will continue to stay with us, page 13

30. Please revise to list the names of the senior executive officers that you view as key personnel and the reasons why you have so designated these officers as key to your operations.

Any efforts to expand into new lines of business may not be successful . . ., page 13

31. Revise the text of this risk factor to describe the "areas" for which you have "limited experience" and the extent of this experience.

Third parties may copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently, page 14

32. Please revise to specifically state the number of copyrights and trademarks you currently hold versus the number of applications for additional intellectual property protection.

We may have to pay additional state taxes on our revenues for past years an for future periods, page 16

33. Please revise to quantify the amount of additional state taxes you may be required to pay. Supplementally, please provide us with an update of the current audit being conducted by the State of Washington and whether any other states claim that owe them unpaid sales or service taxes based on your operations in their state.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

34. Please revise to clearly convey to investors the potential adverse consequences, other than general regulatory scrutiny, for failing to accurately report your financial results and the potential adverse effect on your operations.

Our existing shareholders have significant control of our management and affairs . . . page 18

35. If true, please revise this caption to reflect that existing shareholders "will continue" to have significant control after the offering.

36. Revise to name those insiders, such as members of management and directors, who will continue to hold significant control of the registrant after the offering.




Antitakeover provisions of our articles of incorporation and bylaws may prevent an acquisition of HouseValues, page 19

37. Please revise to describe the potential adverse effects to shareholders and conflicts of interest between officers and directors with the investors by preventing an acquisition. For example, the best interests of shareholders such as the highest value for your stock may be discourage or barred by such antitakeover provisions.

Use of Proceeds, page 21

38. Please revise your disclosure to describe the nature of the "businesses, products or technologies" in which you intend to acquire or invest that are complimentary to your own and describe whether these acquisitions will only relate to online real estate transactions or other types of online or offline services.

Selected Consolidated Financial Data, page 24

39. Revise to disclose cash dividends declared per common share pursuant to Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview, page 26

40. Where you state that your revenues and customer base have grown rapidly in recent periods, please revise to include the timeframe with beginning and end years or if more appropriate months and years reflecting this growth.

41. We note your disclosure here, pages 1, 43, 46 and throughout the remainder of the prospectus emphasizing the importance of lead conversion as your primary objective. As a key performance indicator and ultimate goal of all of your real estate agent customers, lead conversion appears to be material to your overall operations and a key to management`s ability to manage the company, increase your customer base and anticipate future trends with your customers.
Based on the import you have placed on this key indicator, revise your MD&A to disclose the average conversion rate for exclusive leads you provide to your real estate agent customers. For guidance on key financial and non-financial performance indicators, please refer to
Section III.B.1. of Securities Act Release No. 33-8350 (December 29,
2003).

42. Please revise page 27 to include the total cash and non-cash purchase price for Soar Solutions.





How We Generate Revenues, pages 26-27

43. Please revise the last paragraph of this subsection on page 27 to more fully explain the sale of your branded marketing collateral.
Currently, you disclosure alone is unclear to investors.

Comparison of Six Months Ended June 30, 2004 and 2003
Revenues, page 30

44. In order to provide a clearer understanding of the registrant`s performance and potential trend of decreasing revenues, please revise your disclosure here to describe management`s view as to why customer growth and average revenues per customer may decline. Refer to
Section III.B.3. of Securities Act Release No. 33-8350 (December 29,
2003).

45. Where applicable, please apply the below comments to your other MD&A period-to-period financial comparisons.

Sales and Marketing, pages 30-31

46. Since you disclose multiple reasons for the 90% increase in sales and marketing expenses, please quantify the individual increases in expenses you list as primary such as: online advertising, television advertising, salaries, commissions and related sales expenses. Specifically, include the number of personnel represented by a 60% increase in your sales staff.

Technology and Product Development, page 31

47. We note your significant increase in R&D expenditures. Please revise to disclose whether all of your research should be classified as company-sponsored research or whether a material amount of funds were spent on customer-sponsored research activities in the development of new services, techniques or improvement of current services. See Item 101(c)(1)(xi) of Regulation S-K.

General and Administrative, page 31

48. Revise to quantify the actual dollar and percentage change among your three primary causes of the 35% increase: executive headcount, credit card fees and professional fees.

49. We note it appears you are planning to incur a one-time $300,000 expense in the fourth quarter, you will incur a $300,000 penalty should you terminate the lease prior to April 2005 and your current lease expires in 2007. If true, please revise your disclosure here and on page 37 under the Contractual Obligations section to disclose that you intend to terminate your lease prior to its expiration and
will therefore incur a $300,000 penalty.   Describe why you intend to
terminate this lease prematurely and incur this financial penalty.

Liquidity and Capital Resources

Investing Activities, page 36

50. We note you invested $12.4 million in short-term, high-grade, tax-exempt municipal bonds. Since your net income is $3.9 million and revenues are $20.4 million for the six months ended June 30, 2004, please clarify, if true, that the source of this investment originated directly from revenues. More importantly, provide management`s investment policy and timing practices regarding the payment of outstanding payables and expenses. While it appears you hold these short-term investments available for sale, please clarify your policy of whether you will need to sell these investments to pay your accounts payable and other expenses. Also, please include the precise maturation and transaction costs for buying and selling these municipal bonds.

51. We note your disclosure of cash used in investing activities for 2001-2003 concerning: office equipment, servers and short-term investments. Based on your disclosure on page F-18, it appears that you purchased substantial property and equipment beyond "office equipment and servers." Revise to fully disclose your use of cash to acquire computer equipment, software, internally developed software,
web site costs and furniture.   Further, clarify whether your notes
to the consolidated financial statements define computer equipment as servers.

Contractual Obligations and Known Future Cash Requirements
Advertising and Media Contracts, page 37

52. We note your disclosure of numerous offline and online advertising and media contracts. Please revise to describe the "offline" advertising vendors. Please revise to disclose the total dollar commitment for these contracts and include these contracts or purchase obligations in your contractual obligations table under the less than 12 months column. Consider including appropriate footnote disclosure to describe these obligations. Refer to Item 303(a)(5)(i) and (a)(5)(ii)(D) of Regulation S-K.

53. If material to your operations, please provide the material terms of these agreements. If these agreements are only material in the aggregate, please provide examples of each contract. Under these advertising and media contracts, it appears that you are billed
monthly.    If so, when describing the short-term nature of these
contracts, please clarify whether they are terminable at-will without prior notice to either party?

State Tax Inquiry, page 38

54. Please revise to quantify the amount of additional taxes you may be required to pay. Furthermore, please revise to describe the audit under "Legal Proceedings" on page 51.

Continuing Obligations From the Acquisition of Soar Solutions, page
38

55. We note your cross-reference to Note 2 to the consolidated financial statements. Please revise your disclosure here to include all material terms of the continuing obligations regarding the Soar acquisition. Further, please tell us why you have not included these continuing earn-out arrangements in you contractual obligation table with appropriate footnote disclosure.

Business
Challenges Faced by Real Estate Agents
Inefficient Prospect Management, pages 41-42

56. We note your belief that untrained or only slightly trained agents tend to focus on mature leads that are more likely to result in a transaction within 30 to 60 days. Please disclose what you believe to be the average lead-to-conversion time for the leads you provide to your well-trained agent customers.

Competitive Strengths
Proven agent acquisition model, page 43

57. In connection with your reference to a "large" and valuable base of agent customers, please revise to quantify this large number of agent customers you have under contract as of June 30, 2004.

Proven Agent Success Program, page 43

58. Please revise to disclose whether the forums for agent customers are the same as the seminars and whether they are conducted in-person
or via telephone or online channels.   Also, quantify the number of
forums held for six months ended June 30, 2004.

Technology Advantage, page 43

59. Please list the critical aspects of your business for which you are able to generate real time reports. Further, confirm you discuss management`s view on each of these aspects of your business in the MD&A section.

Intellectual Property, page 49

60. Please revise to quantify the number of trademarks and copyrights registered versus pending.




Facilities, page 51

61. Please revise to state all material terms of your lease. For example, include the annual lease rate and explain the financial penalty to be paid should you terminate the lease prior to April
2005.

Management, page 52

62. We note your September 14, 2004 Business Wire press release announcing the hiring of Clayton Lewis as COO. Please revise to include the Item 401(e) information for Mr. Lewis.

63. Please revise Mr. Ken Hansen`s business experience sketch to briefly describe the business of Onvia.com with more specificity than business services. Refer to Item 401(e) of Regulation S-K.

64. We note Mr. Mendenhall co-owns WMWorks, LLC and Resource Home Loans, both real estate related firms. Supplementally, please tell us whether you have entered into formal agreements or informal arrangements with these companies or others owned or controlled by any of your officers, directors or affiliates.

65. On page 55, you state that the board of directors determined that Mr. Robison qualifies as an "audit committee financial expert."
Please revise Mr. Robison`s business experience sketch on page 54 to describe the experience and financial expert qualifications considered in making its financial expert designation.

Option Grants in Last Fiscal Year, page 58

66. Please reconcile your disclosure in the table stating that Mr. Andrews` options expire on March 27, 2013 with the footnote disclosure stating that his options expired pursuant to their terms. If the options were set to expire in 2013, but due to his termination from the employ of the registrant terminated prematurely, so state. Otherwise, the disclosure appears inconsistent. Refer to Item 402(c)(2)(v) and Instruction 1. to Item 402(c) of Regulation S-K.

Certain Transactions, page 65

67. Please revise the caption of this section to comport to the title of Item requirement 404 of Regulation S-K: "Certain Relationships and Related Transactions." Currently your caption of Certain
Transactions is too vague and may be unhelpful to investors.

68. Revise this section to include disclosure concerning the legal services provided by your former general counsel totaling up to $199,000 in 2002 and describe the temporary escrow agent arrangement entered into between your Chairman, WBC Partners involving an existing shareholder, naming this shareholder. We note your disclosure on page F-26.

Consulting Arrangements with Two Directors, page 66

69. Please revise to describe the consulting services provided by each of Messrs. Higgins and Hanauer.

Principal and Selling Stockholders, page 67

70. We note that you may have potential selling shareholders who are non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

71. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by an affiliate of a broker-dealer is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Our Capital Stock, page 69

72. We note the last sentence of the preamble to this section refers investors to the articles of incorporation and bylaws to become effective upon the closing of the offering filed as exhibits. Please revise to include disclosure to describe the portions of your bylaws and articles not yet in effect and describe whether you intend to submit these matters to a shareholder vote. We note your disclosure concerning the proposed changes to your Articles on page F-27.

Shares Eligible for Future Sale, page 72

73. For ease of investor understanding, please revise to include a table at the beginning of your disclosure showing the dates when all of your common shares outstanding immediately prior to the offering may be resold following the completion of the offering. For example, the table should classify the outstanding shares based on the duration of any lockup agreements applicable to those shares. The table should further classify the outstanding shares based on the first date on which those shares may be resold into the market once any applicable lockup restrictions have lapsed, either because those shares have been or will be registered for resale under the Securities Act or have become or will become eligible for resale under Rule 144 or any other applicable resale exemptions other than Rule 701 under the Securities Act.

Underwriting, pages 74-76

74. Supplementally, please tell us what material conditions are contained in the underwriting agreement.

75. Clarify whether you are referring to a 5% directed share plan in the penultimate paragraph on page 74. If so, revise to summarize the material terms of this plan including who will receive these shares. We may have additional comments.

76. Revise the last paragraph on page 75 to state the "other relevant factors" in relation to the price of similar securities of comparable companies that the underwriters will consider in negotiating the initial public offering price.

77. Please revise to include the procedures that will be in place for these distributions of electronic prospectuses and tell us who will participate as a distributor. More importantly, please tell us whether the Office of the Chief Counsel of the Division of Corporation Finance has previously approved these precise procedures.

Notice to Canadian Residents, page 77

78. We note your disclosure that you will distribute common stock in Canada "on a private placement basis" only. Please explain in detail the timing and structure of this intended distribution and the basis for your claimed exemption. Please indicate whether any of your Canadian purchasers are selling shares in this offering. We may have additional comments.






Consolidated Financial Statements

Note 1 - The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

79. We note that the Company derives substantially all its revenue from residential real estate agents that pay monthly fixed fees for a suite of services. In addition, you disclose that the adoption of EITF Issue 00-21 did not affect the Company`s consolidated financial position, results of operations or cash flows. Tell us how you evaluated the guidance of EITF Issue 00-21 in your accounting treatment. Specifically, how did you determine whether your arrangement involving multiple deliverables contains more than one unit of accounting?

80. We note that the suite of services you provide to residential real estate agents include a license to use your Market Leader system, a hosted software tool for managing prospects. In connection with your hosting services, tell us whether your customers have the option to take delivery of the software in these arrangements. If so, include your revenue recognition policy related to these types of transactions. Refer to EITF Issue 00-3.

81. We note that occasionally, you are unable to meet certain lead volume commitments to agent customers and that during the first half of 2004 this represented approximately 3% of your total lead obligations to customers. We also note that in certain circumstances, you have recorded a revenue allowance when you have had reason to believe that these discounts could be material. Supplementally tell us the percentage of lead volume commitments that you were unable to meet for all periods presented and the corresponding revenue allowance recorded. Tell us how you classified these discounts in your Consolidated Statements of Operations and tell us how you considered EITF 01-9 in accounting for these transactions.

Concentration of Risk, page F-13

82. We note that the Company deposits its cash with multiple financial institutions and at times its deposits may exceed federally insured limits. If material, please expand your discussion and disclose the amount of cash deposits that exceed federally insured limits for each period presented.

Capitalized Software and Web Site Development Costs, page F-14

83. We note that the Company`s products and services include a license to use your Market Leader Prospect Manager system. Tell us how you accounted for the costs to develop this product and revise to include a discussion of SFAS 86, as applicable, in your Summary of Significant Accounting Policies footnote.


Note 2 - Acquisition of Soar Solutions, Inc. page F-16

84. Revise to disclose the value assigned to the 200,000 shares of unvested restricted common stock and the basis for determining that value. Refer to paragraph 51(d) of SFAS 141. In addition, we note that the vested stock has been recorded at the estimated fair value of the Company`s common stock at the time such vesting occurred. Please disclose your accounting treatment and quantify the amounts recorded at each vesting period.

85. Tell us how you considered Rule 3-05, Article 11 and Rule 1-02(w) of Regulation S-X in determining that historical and pro forma financial information for the Soar Solutions acquisition was not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.

86. Please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to paragraph 52(c) of SFAS 141.

87. On page 27 you indicate that the primary purpose of the Soar acquisition was to acquire a tool to enhance Market Leader, which you are providing to the Company`s justlisted.com customers. Supplementally explain why no portion of the purchase price was allocated to core technology or in-process research and development.

Note 7 - Deferred Revenue, page F-20

88. We note your reference to activation fees collected at account activation. We also note your reference to initial set-up fees on page F-8. It appears that these references correspond to the same
revenue source.   Revise your disclosure by using consistent
terminology throughout your document.

Note 8 - Commitments and Contingencies, page F-20

89. We note from your disclosures on page 37 that if you terminate your lease prior to April 2005, you will be obligated to pay a termination fee of approximately $300,000. Please expand your discussion to disclose this commitment.

Note 12 - Stock Option Plan, page F-23

90. Revise to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

* For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts)
* Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective
* Revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

91. In addition our previous comment, if the valuation of your common stock`s fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to also incorporate the following:

?	Discussion of the significant factors, assumptions and
methodologies used in determining the fair values assigned;
?	A discussion of each significant factor contributing to the
difference between the fair value as of the date of each grant and the estimated IPO price;
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.


Part II

Item 15. Recent Sales of Unregistered Securities, pages II-1-II-2

92. For each disclosed transaction, please revise to state the aggregate offering price. For example, we note the description of the June 2003 offering for the Soar Solutions acquisition. Please provide this information for all offerings listed on page II-2. See
Item 701(c) of Regulation S-K.

93. Revise to name the investors listed in paragraph 4 or disclose the class of investors that converted stock in April 2004. See Item 701(b) of Regulation S-K.

94. We note that you have issued Series A and Series B convertible preferred stock. Please revise to describe these issuances in this section.

Item 16. Exhibits

95. Please note that all exhibits are subject to our review. Accordingly, in your next amendment, please file all outstanding exhibits. If you are not prepared to file the legal opinion with your next amendment, please provide a draft copy for us to review. See Item 601 of Regulation S-K.



*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 824-5336 or Kathleen A.
Collins at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.


			Sincerely,



			Peggy Y. Kim
			Senior Counsel

Cc: 	Scott L. Gelband, Esq. (via facsimile)
	Patrick J. Devine, Esq.
Perkins Coie LLP
HouseValues, Inc.
October 1, 2004
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